Mercedes-Benz Auto Lease Trust 2015-B

Investor Report

Collection Period Ended   31-Jul-2017

Amounts in USD

Dates

Collection Period No.	22			
Collection Period (from... to)	1-Jul-2017	31-Jul-2017		
Determination Date	11-Aug-2017			
Record Date	14-Aug-2017			
Payment Date	15-Aug-2017			
Interest Period of the Class A-1, A-2b Notes (from... to)	17-Jul-2017	15-Aug-2017	Actual/360 Days	29
Interest Period of the Class A-2a, A-3 and A-4 Notes (from... to)	15-Jul-2017	15-Aug-2017	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	272,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2A Notes	272,500,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2B Notes	272,500,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	295,000,000.00	188,082,312.83	150,295,072.58	37,787,240.25	128.092340	0.509475
Class A-4 Notes	150,360,000.00	150,360,000.00	150,360,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,262,360,000.00**	**338,442,312.83**	**300,655,072.58**	**37,787,240.25**		
Overcollateralization	247,645,517.86	249,150,910.45	249,150,910.45			
Total Securitization Value	**1,510,005,517.86**	**587,593,223.28**	**549,805,983.03**			
present value of lease payments	532,944,438.27	80,938,307.69	68,255,141.14			
present value of Base Residual Value	977,061,079.59	506,654,915.59	481,550,841.89			

	Amount	Percentage
Initial Overcollateralization Amount	247,645,517.86	16.40%
Target Overcollateralization Amount (until Class A-2 Notes are paid in full)	264,250,965.63	17.50%
Target Overcollateralization Amount (after Class A-2 Notes are paid in full)	249,150,910.45	16.50%
Current Overcollateralization Amount	249,150,910.45	16.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.430000%	0.00	0.000000	0.00	0.000000
Class A-2A Notes	1.000000%	0.00	0.000000	0.00	0.000000
Class A-2B Notes	1.513890%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	1.340000%	210,025.25	0.711950	37,997,265.50	128.804290
Class A-4 Notes	1.530000%	191,709.00	1.275000	191,709.00	1.275000
Total		**401,734.25**		**$38,188,974.50**	

Amounts in USD

Available Funds		**Distributions**	
Lease Payments Received	10,736,217.96	(1) Total Servicing Fee	489,661.02
Net Sales Proceeds-early terminations (including Defaulted Leases)	19,399,722.35	Nonrecoverable Advances to the Servicer	0.00
Net Sales Proceeds-scheduled terminations	12,480,175.91	(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
Excess wear and tear included in Net Sales Proceeds	88,047.06	(3) Interest Distributable Amount Class A Notes	401,734.25
Excess mileage included in Net Sales Proceeds	285,285.54	(4) Priority Principal Distribution Amount	0.00
Subtotal	42,616,116.22	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Repurchase Payments	0.00	(6) Regular Principal Distribution Amount	37,787,240.25
Advances made by the Servicer	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Investment Earnings	21,048.81	(8) Total Trustee Fees [not previously paid under (2)]	0.00
Total Available Collections	42,637,165.03	(9) Excess Collections to Certificateholders	3,958,529.51
Reserve Account Draw Amount	0.00	**Total Distribution**	**42,637,165.03**
Total Available Funds	**42,637,165.03**		

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	489,661.02	489,661.02	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	401,734.25	401,734.25	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	210,025.25	210,025.25	0.00
thereof on Class A-4 Notes	191,709.00	191,709.00	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	401,734.25	401,734.25	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	37,787,240.25	37,787,240.25	0.00
Principal Distribution Amount	37,787,240.25	37,787,240.25	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,775,013.79
Reserve Fund Amount - Beginning Balance	3,775,013.79
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	1,740.83
minus Net Investment Earnings	1,740.83
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,775,013.79
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	1,740.83
Net Investment Earnings on the Exchange Note	
Collection Account	19,307.98
Investment Earnings for the Collection Period	21,048.81

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,510,005,517.86	35,751
Securitization Value beginning of Collection Period	587,593,223.28	17,296
Principal portion of lease payments	9,181,198.59	
Terminations- Early	16,984,793.55	
Terminations- Scheduled	9,574,154.77	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	2,047,093.34	
Securitization Value end of Collection Period	549,805,983.03	16,399
Pool Factor	36.41%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	6.79%	6.78%
Weighted Average Remaining Term (months)	23.96	7.17
Weighted Average Seasoning (months)	11.46	30.01
Aggregate Base Residual Value	1,109,844,215.49	500,611,891.46
Cumulative Turn-in Ratio		93.27%
Proportion of base prepayment assumption realized life to date		61.78%
Actual lifetime prepayment speed		0.59%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	547,628,901.06	16,337	99.60%
31-60 Days Delinquent	1,458,712.32	44	0.27%
61-90 Days Delinquent	317,845.68	8	0.06%
91-120 Days Delinquent	400,523.97	10	0.07%
Total	549,805,983.03	16,399	100.00%

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current Amount	Current Number of Leases	Cumulative Amount	Cumulative Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	519,975.70	16	18,127,457.03	509
Liquidation Proceeds	290,810.21		13,738,365.06	
Recoveries	174,307.76		3,114,377.33	
Principal Net Credit Loss / (Gain)	54,857.73		1,274,714.64	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	0.116%	
Prior Collection Period	0.421 %	
Second Prior Collection Period	(0.141%)	
Third Prior Collection Period	0.484 %	
Four Month Average	0.220%	

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value   0.084%

Average Net Credit Loss / (Gain)   2,504.35

Residual Loss	Current Amount	Current Number of Leases	Cumulative Amount	Cumulative Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	28,086,065.96	881	612,490,218.19	18,841
Sales Proceeds and Other Payments Received	29,758,913.15		603,672,442.16	
Residual Loss / (Gain)	(1,672,847.19)		8,817,776.03	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(3.530)%	
Prior Collection Period	(3.852%)	
Second Prior Collection Period	(3.192%)	
Third Prior Collection Period	(0.359%)	
Four Month Average	(2.733)%	

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value   0.584%

Average Residual Loss / (Gain)   468.01